

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 26, 2018

Via E-mail
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

> **Re:** **Bloom Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed June 12, 2018**
> **File No. 333-225571**

Dear Mr. Sridhar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 20

1.   Please expand your response to prior comment 2 to provide us your analysis of how investors can evaluate the risks presented by the covenants that you mention in the third paragraph on page 40 and in the paragraph immediately before and immediately after the bullet points on page 41 if you do not disclose those covenants. Also provide us your analysis of the materiality of the amounts potentially due under the examples that you deleted from the risk factor on page 41 and the related-party agreements mentioned in your response to prior comment 6 given your available resources to pay those amounts.

The installation and operation of our Energy Servers . . ., page 34

2.   File the consent of counsel mentioned in the third paragraph.

3.   Given your disclosure which appears to indicate that you periodically engage in activity that requires manifesting contents as hazardous waste, please disclose any material risks of this activity. Also, highlight the remedies that California may seek if it concludes that you are not or were not in compliance with the applicable regulations.

We may not be able to generate sufficient cash . . ., page 40

4.   Please tell us why you deleted the information that you previously disclosed as the last sentence of the second paragraph.

Exhibits

5.   We note that newly included exhibits 10.33 and 10.34 appear to omit an attachment. Each exhibit references "Exhibit D," but neither exhibit contains such an attachment. Also, exhibit 10.27 appears to me missing Annex I. Please file these missing attachments.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Jeffrey R. Vetter, Esq.
        Fenwick & West LLP